Christopher Bruno

Chief Executive Officer & President

RSE Markets, Inc., the ultimate parent of
RSE Innovation, LLC

T 413-822-9740

chris@rallyrd.com

446 Broadway, 2nd Floor

New York, NY 10013

347-952-8058

May 19, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:RSE Innovation, LLC

Post Qualification Amendment No. 5 to Form 1-A

Filed April 17, 2023

File No. 024-11612

Ladies and Gentlemen:

This letter is being submitted by RSE Innovation, LLC (the “Company”) in response to the comment letter dated May 12, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Qualification Amendment No. 5 to its Offering Statement on Form 1-A (CIK No. 0001812859; File No. 024-11612) publicly filed with the Commission on April 17, 2023 (the “Offering Statement”).  This letter (this “Response Letter”) contains the Company’s responses to the Comment Letter. The Company has amended the Offering Statement and is filing Post-Qualification Amendment No. 6 to the Offering Statement (“PQA No. 6”) together with this Response Letter.

For your convenience, each comment is repeated below in bold, followed by the Company’s response.  Unless otherwise defined herein, capitalized terms used in this Response Letter and not otherwise defined are used with the meanings assigned to such terms in the Offering Statement.

Securities and Exchange Commission

May 19, 2023

Post Qualification Amendment No. 5 to Form 1-A filed April 17, 2023

The PPEX ATS is the only venue for secondary..., page 20

1.You disclose that the PPEX ATS is the only venue for secondary trading. Please clarify whether investors are required to use the PPEX ATS for all secondary trading, and are not permitted to conduct resales outside of PPEX.

Response:  Investors are not required to use the PPEX ATS for all secondary trading, and secondary trading or resales outside of the PPEX ATS are not prohibited.  However, the PPEX ATS is the sole alternative trading system with which the Company and its affiliates have partnered in order to establish a venue for secondary trading accessible using technology supplied by the Rally Platform.  The Company has revised this risk factor on page 20 of PQA No. 6 to reflect that secondary trading may occur outside of the PPEX ATS.

Plan of Distribution and Subscription Procedure, page 42

2.You disclose that you may offer directly to certain Investors a significant portion of the interest in any given series without the aid of the platform and prior to the platform-based offering. You also state that within two calendar days of the qualification date of an offering, you may sell some of the interests on a limited basis. Please tell us whether you can sell all of the interests in a series outside of the platform or on a limited basis, or whether you reserve any of the interests for sale on the platform.

Response:  The Company confirms that, within two calendar days of qualification and in compliance with Rule 251(d)(3)(i)(F) of Regulation A, every Offering of Series Interests is commenced and opened to a group of potential Investors capable of purchasing all of the qualified Series Interests and fully subscribing each Offering.  In certain cases, the Company may initially allow a subset of Investors to purchase Interests in a qualified offering before subsequently allowing all other Investors on the Platform to purchase any remaining interests.  For clarity, any time a subset of Investors is allowed early access to purchase securities in a qualified Offering, the subset (generally thousands of Investors) alone always has the ability, if desired, to purchase all of the Interests and fully subscribe the open Offering.

Fees and Expenses, page 47

3.Please add a discussion of the Success Fee. Please also indicate how you determine the sourcing fee for the underlying assets for RSE Innovation.

Response:  The Company respectfully acknowledges the Staff’s comment and notes that a description of the Success Fee has been added to page 48 of PQA No. 6.  In addition, the Company advises the Staff that an indication of how the sourcing fee is determined for the underlying assets has been added to pages 7 and 47 of PQA No. 6.

Securities and Exchange Commission

May 19, 2023

Compensation of the Operating Manager, page 76

4.Please disclose here, and elsewhere as appropriate, whether an Operating Partner has been engaged for any of the Series offered by RSE Innovation. If so, please file any agreement between the company and the Operating Partner, and include a materially complete description of the agreement in the registration statement.

Response:  The Company has not engaged an Operating Partner for any of the Series offered by the Company to date.

General

5.Please reconcile the disclosure on your website which suggests that Rally is a platform for secondary trading with disclosure in the 1-A stating that secondary trading occurs through the PPEX ATS. We note extensive descriptions on the website of Live Trading on Rally, that Rally's platform allows buyers and sellers to place BIDs and ASKs on assets, and references to Rally Market Hours. However, your disclosure says that no secondary trading will occur on the platform, and indicates that frequency and duration of the periods of time during which PPEX will match offers to buy and sell will be determined by NCPS.

Response:  The Rally Platform is the user interface by which Investors can access the PPEX ATS, which is owned and operated by NCPS.  Using the Rally Platform, investors can communicate BIDs and ASKs to the PPEX ATS at any time, but BIDs and ASKs will be matched only during the market hours of the PPEX ATS (referred to on the website as “Rally Market Hours”).  Such market hours, which establish the frequency and duration of the periods of time during which offers to buy and sell may be matched on the PPEX ATS, are determined by NCPS, and all matching of orders, if any, happens in accordance with NCPS’s rules and procedures.  The Company advises the Staff that it will update the language on the rallyrd.com website to clarify the limited role of the Rally Platform as a user interface for the purposes of accessing the PPEX ATS, including changing references from “Rally Market Hours” to simply “Market Hours,” among other clarifying changes.

6.We note that the initial closing of each series will occur at the earlier of (i) the date subscriptions for the maximum offering amount for a series have been accepted or (ii) a date determined by the Manager in its sole discretion. On page 44 you disclose that the Manager and the BOR will review the subscription documentation completed and signed by an investor and that you reserve the right to reject any subscriptions, in whole or in part, for any or no reason. Additionally, it appears you reserve the right to withdraw any offering of a series at any time prior to closing. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason and may terminate the offering even after the minimum offering threshold has been met, please provide us your analysis as to whether your

Securities and Exchange Commission

May 19, 2023

offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Manager will accept or reject each subscription application within fifteen (15) days of receiving such application, during which time the Manager will retain sole discretion to reject an application for any reason. The Manager accepts or rejects subscription applications on a first-come, first served basis, as indicated on page 49 of PQA No. 6.

In addition, the Company has revised the form of Subscription Agreement to reflect that subscriptions will be accepted or rejected within fifteen days within receipt and in the order received.  Though the Manager retains discretion to reject a subscription for any reason or no reason within fifteen days of receipt, the Manager anticipates rejecting subscriptions only if (i) they are received after the Manager has already received and accepted subscription agreements for the maximum offering amount, (ii) the person submitting such subscription application is determined by the Manager not to be a “qualified purchaser” for purposes of Tier 2 of Regulation A, (iii) the sale of Interests to such person would occur in a jurisdiction in which the BOR is not registered as a broker-dealer, or (iv) a customary “Know Your Customer” or Anti-Money Laundering review identifies a reason why the would-be subscriber would not be a suitable purchaser of Interests.  The Manager anticipates that a subscription would be reduced only if the simultaneous submission of multiple subscription applications resulted in the oversubscription of the Offering in question.

Additionally, the Company advises the Staff that it will commit to close any Offering for which subscriptions meeting the Total Minimum are accepted.  That is, the Company will not retain discretion to terminate an Offering after meeting the Total Minimum.  The Company will effect an initial Closing with respect to all such Offerings within the Offering Period, as defined in the Amended Offering Statement.  PQA No. 6 contains revised language reflecting this procedure.

7.We note that your website indicates that your advisory board, senior staff and investors “bring experience from some of the world’s leading companies and institutions, including Facebook, Barclays, Robinhood, New York University, Mecum Auctions, StockTwits, Boston Consulting Group, Algar Ferrari, and Gartner Research.” However, your disclosure beginning on page 76 indicates that you do not have any employees, and the biographies for members of your advisory board do not indicate that the advisors have experience at the companies listed. Please advise.

Response:  The Company advises the Staff that the rallyrd.com website includes information relating not only to the Company but also to its affiliates, including RSE Markets, Inc. and Rally Holdings LLC.  Though the Company itself has no employees, the employees of these affiliates are responsible for the Company’s day-to-day operations.  The companies listed in the quotation from the rallyrd.com website and included in the Staff’s Comment No. 7 comprise a partial listing of the companies where members of its issuers’ advisory boards, senior employees within the Rally enterprise, or investors in RSE Markets, Inc. (or such investors’ employees) have worked or currently work.  In light of the Staff’s comment, however, the Company will remove this language from the rallyrd.com website.

Securities and Exchange Commission

May 19, 2023

If you have any questions or comments regarding this Response Letter, please call the undersigned at 413-822-9740.  Thank you very much for your attention to this matter.

Very truly yours,

/s/ Christopher Bruno

Christopher Bruno

Chief Executive Officer & President, RSE Markets, Inc.

cc:Maximilian Niederste-Ostholt, RSE Innovation, LLC

Timothy W. Gregg, Esq., Maynard Nexsen PC

Lori B. Metrock, Esq., Maynard Nexsen PC